November 14, 1996



Mr. Richard H. Guilford, Chairman
Envirometrics, Inc.
9229 University Boulevard
Charleston, SC  29406

Dear Richard:

Effective noon today, November 14, 1996, I am resigning as President and chief Executive Officer (CEO) and Director of
Envirometrics and as an Officer and Director of all subsidiary corporations. The conditions of my resignation will be negotiated with the Board.

Sincerely,

/s/ Richard D. Bennett

Richard D. Bennett

RDB/rab

cc:  Board of Directors